SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on May 22, 2012 (File No. 333-181576). Telefónica, S.A. is filing the documents set forth in the following Exhibit Index.

Exhibit Index

Item
1.1	Underwriting Agreement, dated April 17, 2013

4.2	First Supplemental Indenture for the Fixed Rate Senior Notes Due 2018 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York Mellon, as Trustee and Paying Agent, dated as of April 29, 2013

4.3	Second Supplemental Indenture for the Fixed Rate Senior Notes Due 2023 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York Mellon, as Trustee and Paying Agent, dated as of April 29, 2013

4.4	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2018 (included in Exhibit 4.2)

4.5	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2023 (included in Exhibit 4.3)

4.6	Guarantee by Telefonica, S.A., dated as of April 29, 2013

5.1	Opinion of Davis Polk & Wardwell LLP, special United States counsel to the Issuer and Guarantor, as to the legality of the securities being registered

5.2	Opinion of Uría Menéndez Abogados, S.L.P., counsel to the Issuer and Guarantor, as to the legality of the securities being registered

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.2	Consent of Uría Menéndez Abogados, S.L.P. (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 29, 2013	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer